EXHIBIT 99.1

AcuityAds Announces Company Name Change to illumin

TORONTO and NEW YORK, June 20, 2023 (GLOBE NEWSWIRE) -- AcuityAds Holdings Inc. (TSX:ILLM, Nasdaq:ILLM) (“illumin” or the “Company”) is pleased to announce that it has changed its name to illumin Holdings Inc. (the “Name Change”). The Name Change was approved by the Toronto Stock Exchange (“TSX”) and Nasdaq as well as the shareholders of the Company at the annual general and special meeting of shareholders held on June 14, 2023.

The Company expects that its outstanding common shares will commence trading on the TSX and the Nasdaq under the new name and trading symbol as of the open of business in the marketplace on June 21, 2023. The trading symbol for the common shares of the Company will remain the same, “ILLM”.

About illumin:

illumin is a journey advertising platform that enables marketers to reach consumers at every stage of their journey by leveraging advanced machine learning algorithms and real-time data analytics. The company’s mission is to illuminate the path for brands to connect with their customers through the power of data-driven advertising. Headquartered in Toronto, Canada, illumin serves clients across North America, Latin America, and Europe.

Forward-looking information:

This news release may contain forward-looking statements that are based on current expectations and are subject to known and unknown uncertainties and risks, which could cause actual results to differ materially from those contemplated or implied by such forward-looking statements. The Company is not under any obligation to update any forward-looking statements contained herein should material facts change due to new information, future events or otherwise.

For further information, please contact:

Daniel Gordon Investor Relations Manager illumin 416-218-9888 investors@illumin.com	Babak Pedram Investor Relations – Canada Virtus Advisory Group Inc. 416-646-6779 bpedram@virtusadvisory.com	David Hanover Investor Relations – U.S. KCSA Strategic Communications 212-896-1220 dhanover@kcsa.com